UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K/A

This Amendment to the Form 6-K of Polestar Automotive Holdings UK PLC (“Polestar”), filed on August 31, 2023 (the “Original 6-K”), is being filed solely to provide Polestar’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2023 and for the Three and Six Months Ended June 30, 2023 and 2022 (the “Financial Statements”) using interactive data files in inline eXtensible Business Reporting Language (iXBRL), as attached to this Form 6-K as Exhibit 99.1. The Financial Statements were previously provided without iXBRL as Exhibit 99.3 to the Original 6-K.

The information contained in Exhibit 99.1 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No: 333-267146) and registration statement on Form F-3 (File No. 333-266101) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2023 and for the Three and Six months ended June 30, 2023 and 2022.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: September 14, 2023

By:     /s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title:     Chief Executive Officer

By:     /s/ Johan Malmqvist
Name: Johan Malmqvist
Title:     Chief Financial Officer

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